The Dreyfus Socially Responsible Growth Fund, Inc.

SEMIANNUAL REPORT June 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for The Dreyfus Socially Responsible Growth Fund, Inc., covering the six-month period from January 1, 2008, through June 30, 2008.

The U.S. equity markets remained turbulent over the first half of 2008 and ended with June posting one of the worst monthly performance slumps on record. A continuously weakening U.S. housing market, surging inflation, devaluation of the U.S. dollar and lingering credit concerns continued to dampen investor sentiment. Of the ten economic sectors represented by the S&P 500® Composite Stock Index, only two — energy and materials — posted positive absolute returns for the reporting period. The financials sector was the hardest-hit industry group, primarily due to massive sub-prime related losses among global financial institutions.

While the U.S and global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been exposed and, to an extent, ameliorated. Moreover, the global upsurge in inflation should persist longer in fast-growing emerging markets than in more developed countries. These factors support our view that many areas of the stock market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments that may be right for you and your long-term investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period from January 1, 2008, through June 30, 2008, as provided by John O'Toole and Jocelin Reed, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended June 30, 2008, The Dreyfus Socially Responsible Growth Fund's Initial shares produced a total return of –8.11%, and the fund's Service shares produced a total return of –8.20%.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a total return of –11.90 % for the same period.[2]

During the reporting period, stocks declined amid economic concerns stemming from slower consumer spending and soaring food and energy prices. In addition, a credit crisis that began in the sub-prime mortgage market took a further toll on stock market performance. While these factors drove the fund's returns into negative territory, good individual stock selections and sector allocation decisions in the financials, health care, technology and energy sectors enabled the fund to outperform its benchmark.

The Fund's Investment Approach

The fund seeks capital growth, with current income as a secondary objective. To pursue these goals, the fund invests primarily in the common stocks of companies that, in our opinion, meet traditional investment standards while simultaneously conducting their businesses in a manner that contributes to the enhancement of the quality of life in America. In selecting stocks, we begin by using quantitative research to identify and rank stocks within an industry or sector. Next, based on fundamental analysis, we designate the most attractive of the higher ranked securities as potential purchase candidates. We then evaluate potential purchase candidates by industry or sector, to determine whether the company meets the fund's socially responsible investment criteria.

We next select investments from those companies that we consider to be the most attractive based on financial considerations. If there is more than one company to choose from, we can select stocks of companies that we consider to have records that exhibit positive accomplishments in the fund's areas of social concern.

The fund normally focuses on large-cap growth stocks; however, we may emphasize different types of growth-oriented stocks and different market capitalizations within the large-capitalization range as market conditions warrant. The fund also may invest in value-oriented stocks, midcap stocks and small-cap stocks.

Benefiting from an Emphasis on Growth

Equity markets exhibited heightened levels of volatility during the reporting period, conditions that have historically tended to favor growth-oriented stocks. Accordingly, the fund emphasized issues exhibiting strong growth characteristics over their value-oriented counterparts. The fund's tilt toward growth stocks led to a significantly underweighted position in the financials sector. Most notably, the fund held only one bank stock, Northern Trust, which declined relatively modestly compared to the banking industry as a whole. In other segments of the financials sector, good individual stock selections, such as credit card processor MasterCard, enhanced performance compared to the benchmark.

The effectiveness of the fund's stock selection process limited losses in several other sectors. In the health care area, pharmaceutical developers Johnson & Johnson and Novartis performed better than most of their competitors, many of which came under pressure from generic drug makers. While the fund participated in declines in Wellpoint and other medical plan providers, the fund compensated for those losses to a degree by investing in medical products makers, such as Alcon and Baxter International, that showed positive earnings growth potential. Returns in the information technology sector benefited from the fund's investments in industry leaders with strong international exposure, such as International Business Machines and QUALCOMM.

Good stock selections also bolstered returns among energy stocks, the market's best-performing sector, more than making up for the fund's underweighted energy exposure. We emphasized independent exploration-and-production companies involved with clean-burning natural gas, such as XTO Energy, Anadarko Petroleum and Nexen.

On the other hand, several of the fund's consumer cyclical holdings delivered relatively weak returns, including auction house Sotheby's, apparel retailer American Eagle Outfitters and Weight Watchers International. In the media area, News Corp. declined in response to weaker advertising revenues. In the basic materials sector, chemical companies with high input costs, such as 3M, detracted from returns, as did lack of exposure to high-flying metals-and-mining companies.

Focusing on Growth in a Slowing Economy

As of the end of the reporting period, market volatility remained relatively high, and valuations of growth-oriented stocks stood at historically attractive levels. Accordingly, the fund has continued to favor growth stocks, particularly in the health care and technology sectors. Conversely, we have found relatively few opportunities among financial companies, where credit-related concerns have continued to depress stock prices, or in the energy sector, where commodity prices appear to have reached unsustainable levels.

Alternative Energy as an Area for Socially Responsible Investment

Alternative energy providers are benefiting from rising oil prices and global interest in renewable energy sources, creating attractive opportunities among carefully selected stocks. During the reporting period, the fund initiated an investment in First Solar, a leading manufacturer of solar panels and related technologies. A longstanding holding, United Technologies, is a leading developer of fuel cell technology. Both companies are involved in profitable, industrial-scale projects around the world, and both meet the fund's criteria for investments with excellent growth potential while contributing to the enhancement of the quality of life in America through their strong environmental profiles. For further information regarding the fund's approach to socially responsible investing, please consult the fund's prospectus.

July 15, 2008

The fund is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the fund directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of The Dreyfus Socially Responsible Growth Fund, Inc. made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the fund may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in The Dreyfus Socially Responsible Growth Fund, Inc. from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.91	$ 5.10
Ending value (after expenses)	$918.90	$918.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.12	$ 5.37
Ending value (after expenses)	$1,020.79	$1,019.54

† *Expenses are equal to the fund's annualized expense ratio of .82% for Initial shares and 1.07% for Service shares; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Common Stocks—99.3%	Shares	Value ($)
Consumer Discretionary—9.7%		
American Eagle Outfitters	100,050	1,363,681
Autoliv	20,700	965,034
Choice Hotels International	58,500	1,550,250
Coach	93,525 [a]	2,701,002
Deckers Outdoor	7,600 [a]	1,057,920
McDonald's	41,800	2,349,996
News, Cl. B	340,175	5,221,686
NIKE, Cl. B	55,325	3,297,923
Tiffany & Co.	45,200 [b]	1,841,900
TJX Cos.	81,000	2,549,070
Walt Disney	129,050	4,026,360
Weight Watchers International	30,125	1,072,751
		27,997,573
Consumer Staples—9.9%		
Costco Wholesale	75,750	5,313,105
General Mills	54,925	3,337,792
Kimberly-Clark	63,500	3,796,030
PepsiCo	151,250	9,617,987
Procter & Gamble	106,375	6,468,664
		28,533,578
Energy—11.0%		
Anadarko Petroleum	83,125	6,221,075
ENSCO International	50,600 [b]	4,085,444
National Oilwell Varco	47,925 [a]	4,251,906
Nexen	79,625	3,165,094
Noble	71,325	4,633,272
Smith International	40,100	3,333,914
XTO Energy	87,575	5,999,763
		31,690,468
Financial—5.4%		
Aflac	23,825	1,496,210
Chubb	43,525	2,133,160
Donaldson	24,550	1,095,912
Goldman Sachs Group	24,475	4,280,677
Northern Trust	61,075	4,187,913
TD Ameritrade Holding	128,600 [b]	2,326,374
		15,520,246

Common Stocks (continued)	Shares	Value ($)
Health Care−16.4%		
Aetna	75,250	3,049,882
Alcon	24,375	3,968,006
Amgen	81,500 [a]	3,843,540
AstraZeneca Group, ADR	45,600	1,939,368
Baxter International	91,075	5,823,335
Becton, Dickinson & Co.	61,925	5,034,502
Genzyme	69,900 [a]	5,034,198
Johnson & Johnson	148,375	9,546,448
Novartis, ADR	96,325	5,301,728
WellPoint	82,550 [a]	3,934,333
		47,475,340
Industrial−13.9%		
3M	50,225	3,495,158
Danaher	55,625 [b]	4,299,813
Emerson Electric	173,000	8,554,850
Equifax	41,250	1,386,825
First Solar	7,025 [a]	1,916,561
Herman Miller	92,300 [b]	2,297,347
Nordson	26,200 [b]	1,909,718
Quanta Services	56,400 [a]	1,876,428
Rockwell Automation	25,875	1,131,514
Rockwell Collins	70,750	3,393,170
Ryder System	22,400 [b]	1,542,912
United Technologies	105,600	6,515,520
Woodward Governor	46,600	1,661,756
		39,981,572
Information Technology−23.7%		
Accenture, Cl. A	91,375	3,720,790
Apple	49,825 [a]	8,342,698
Applied Materials	160,325	3,060,604
EMC	182,450 [a]	2,680,191
Google, Cl. A	12,900 [a]	6,790,818
Hewitt Associates, Cl. A	51,300 [a]	1,966,329
Intel	125,775	2,701,647
International Business Machines	101,825	12,069,317

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
MasterCard, Cl. A	13,925	3,697,366
Microsoft	424,450	11,676,620
National Semiconductor	113,375	2,328,723
STMicroelectronics (New York Shares)	89,525 [b]	924,793
Symantec	83,625 [a]	1,618,144
Texas Instruments	204,900	5,769,984
Xerox	96,425	1,307,523
		68,655,547
Materials—2.8%		
Air Products & Chemicals	38,425	3,798,696
Calgon Carbon	67,400 [a]	1,042,004
Praxair	35,000	3,298,400
		8,139,100
Telecommunication Services—4.5%		
Cisco Systems	264,950 [a]	6,162,737
QUALCOMM	110,400	4,898,448
Windstream	167,625	2,068,493
		13,129,678
Utilities—2.0%		
NiSource	106,050	1,900,416
Sempra Energy	68,125	3,845,656
		5,746,072
Total Common Stocks (cost $256,029,241)		**286,869,174**

Short-Term Investments—.0%	Principal Amount ($)	Value ($)
Negotiable Bank Certificate Of Deposit		

Self-Help Credit Union
  2.78%, 9/15/08
  (cost $100,000)
	100,000	**100,000**

Other Investment—.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,902,000)	1,902,000 [c]	**1,902,000**

Investment of Cash Collateral for Securities Loaned—4.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $11,717,780)	11,717,780 c	**11,717,780**
Total Investments (cost $269,749,021)	**104.1%**	**300,588,954**
Liabilities, Less Cash and Receivables	**(4.1%)**	**(11,965,749)**
Net Assets	**100.0%**	**288,623,205**

ADR—American Depository Receipts

a *Non-income producing security.*

b *All or a portion of these securities are on loan. At June 30, 2008, the total market value of the fund's securities on loan is $11,846,672 and the total market value of the collateral held by the fund is $12,290,326, consisting of cash collateral of $11,717,780 and U.S. Government and agency securities valued at $572,546.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	23.7	Financial	5.4
Health Care	16.4	Short-Term/Money Market Investments	4.8
Industrial	13.9	Telecommunication Services	4.5
Energy	11.0	Materials	2.8
Consumer Staples	9.9	Utilities	2.0
Consumer Discretionary	9.7		**104.1**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $11,846,672)–Note 1(b):		
Unaffiliated issuers	256,129,241	286,969,174
Affiliated issuers	13,619,780	13,619,780
Cash		446,652
Dividends and interest receivable		243,464
Receivable for shares of Common Stock subscribed		4,272
Prepaid expenses		45,784
		301,329,126
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		199,775
Liability for securities on loan–Note 1(b)		11,717,780
Payable for investment securities purchased		420,865
Payable for shares of Common Stock redeemed		234,729
Interest payable–Note 2		3,385
Accrued expenses		129,387
		12,705,921
Net Assets ($)		288,623,205
Composition of Net Assets ($):		
Paid-in capital		437,697,123
Accumulated undistributed investment income–net		966,870
Accumulated net realized gain (loss) on investments		(180,880,721)
Accumulated net unrealized appreciation (depreciation) on investments		30,839,933
Net Assets ($)		288,623,205

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	281,092,541	7,530,664
Shares Outstanding	10,100,506	272,302
Net Asset Value Per Share ($)	**27.83**	**27.66**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $34,894 foreign taxes withheld at source):	
Unaffiliated issuers	2,158,611
Affiliated issuers	17,752
Income from securities lending	34,341
Total Income	**2,210,704**
Expenses:	
Investment advisory fee–Note 3(a)	1,131,938
Professional fees	53,596
Custodian fees–Note 3(c)	14,976
Prospectus and shareholders' reports	13,662
Shareholder servicing costs–Note 3(c)	13,713
Distribution fees–Note 3(b)	9,998
Directors' fees and expenses–Note 3(d)	2,886
Loan commitment fees–Note 2	600
Interest expense–Note 2	44
Miscellaneous	10,000
Total Expenses	**1,251,413**
Less–reduction in fees due to earnings credits–Note 1(b)	(71)
Net Expenses	**1,251,342**
Investment Income–Net	**959,362**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(1,753,767)
Net unrealized appreciation (depreciation) on investments	(26,662,153)
Net Realized and Unrealized Gain (Loss) on Investments	**(28,415,920)**
Net (Decrease) in Net Assets Resulting from Operations	**(27,456,558)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Operations ($):		
Investment income—net	959,362	2,101,645
Net realized gain (loss) on investments	(1,753,767)	11,483,091
Net unrealized appreciation (depreciation) on investments	(26,662,153)	14,439,012
Net Increase (Decrease) in Net Assets Resulting from Operations	**(27,456,558)**	**28,023,748**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial Shares	(2,021,732)	(1,943,866)
Service Shares	(31,418)	(31,270)
Total Dividends	**(2,053,150)**	**(1,975,136)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	4,543,174	12,658,980
Service Shares	487,983	762,545
Dividends reinvested:		
Initial Shares	2,021,732	1,943,866
Service Shares	31,418	31,270
Cost of shares redeemed:		
Initial Shares	(28,032,962)	(83,100,413)
Service Shares	(1,155,543)	(4,016,664)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(22,104,198)**	**(71,720,416)**
Total Increase (Decrease) in Net Assets	**(51,613,906)**	**(45,671,804)**
Net Assets ($):		
Beginning of Period	340,237,111	385,908,915
End of Period	**288,623,205**	**340,237,111**
Undistributed investment income—net	966,870	2,060,658

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Capital Share Transactions:		
Initial Shares		
Shares sold	157,689	425,875
Shares issued for dividends reinvested	73,812	67,825
Shares redeemed	(993,589)	(2,796,135)
Net Increase (Decrease) in Shares Outstanding	**(762,088)**	**(2,302,435)**
Service Shares		
Shares sold	17,161	25,792
Shares issued for dividends reinvested	1,154	1,098
Shares redeemed	(41,002)	(134,965)
Net Increase (Decrease) in Shares Outstanding	**(22,687)**	**(108,075)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2008	Year Ended December 31,				
Initial Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	30.50	28.45	26.08	25.17	23.79	18.90
Investment Operations:						
Investment income–net[a]	.09	.17	.13	.03	.09	.02
Net realized and unrealized gain (loss) on investments	(2.57)	2.04	2.27	.88	1.39	4.89
Total from Investment Operations	(2.48)	2.21	2.40	.91	1.48	4.91
Distributions:						
Dividends from investment income–net	(.19)	(.16)	(.03)	–	(.10)	(.02)
Net asset value, end of period	27.83	30.50	28.45	26.08	25.17	23.79
Total Return (%)	(8.11)[b]	7.78	9.20	3.62	6.21	26.00
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.82[c]	.82	.83	.81	.82	.84
Ratio of net expenses to average net assets	.82[c,d]	.82	.83	.81	.82	.84
Ratio of net investment income to average net assets	.64[c]	.58	.50	.10	.38	.12
Portfolio Turnover Rate	9.55[b]	22.71	32.19	94.99	55.54	63.17
Net Assets, end of period ($ x 1,000)	281,093	331,313	374,537	418,916	488,994	521,262

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Annualized.
[d] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	30.25	28.21	25.90	25.06	23.69	18.84
Investment Operations:						
Investment income (loss)–net [a]	.06	.10	.07	(.04)	.04	(.03)
Net realized and unrealized gain (loss) on investments	(2.54)	2.02	2.24	.88	1.37	4.88
Total from Investment Operations	(2.48)	2.12	2.31	.84	1.41	4.85
Distributions:						
Dividends from investment income–net	(.11)	(.08)	–	–	(.04)	(.00)[b]
Net asset value, end of period	27.66	30.25	28.21	25.90	25.06	23.69
Total Return (%)	(8.20)[c]	7.49	8.96	3.35	5.94	25.75
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.07[d]	1.07	1.08	1.06	1.06	1.09
Ratio of net expenses to average net assets	1.07[d,e]	1.07	1.08	1.06	1.06	1.09
Ratio of net investment income (loss) to average net assets	.40[d]	.33	.25	(.15)	.17	(.14)
Portfolio Turnover Rate	9.55[c]	22.71	32.19	94.99	55.54	63.17
Net Assets, end of period ($ x 1,000)	7,531	8,924	11,372	12,311	13,492	12,202

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Socially Responsible Growth Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide capital growth, with current income as a secondary goal through equity investments in companies that not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. The fund is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the funds's shares, which are sold without a sales charge. The fund is authorized to issue 300 million shares of $.001 par value Common Stock in each of the following classes of shares: Initial shares (150 million shares authorized) and Service shares (150 million shares authorized). Initial shares are subject to a shareholder services fee and Service shares are subject to a distribution fee. Each class of shares has identical rights and privileges, except with respect to the shareholder services plan, the distribution plan, and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)†
Level 1–Quoted Prices	300,488,954	0
Level 2–Other Significant Observable Inputs	100,000	0
Level 3–Significant Unobservable Inputs	0	0
Total	**300,588,954**	**0**

† *Other financial instruments include derivative instruments, such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Collaterals are either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended June 30, 2008, Mellon Bank earned $14,718 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $178,903,115 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $55,297,899 of the carryover expires in fiscal 2009, $103,833,733 expires in fiscal 2010 and $19,771,483 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was as follows: ordinary income $1,975,136. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowing outstanding under the Facility during the period ended June 30, 2008 was approximately $2,700, with a related weighted average annualized interest rate of 3.24%.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2008, Service shares were charged $9,998 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Initial shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Initial shares' average daily net assets for certain allocated expenses with respect to servicing and/or maintaining Initial shares shareholder accounts. During the period ended June 30, 2008, Initial shares were charged $8,710 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2008, the fund was charged $553 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $71 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2008, the fund was charged $14,976 pursuant to the custody agreement.

During the period ended June 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $184,922, Rule 12b-1 distribution plan fees $1,607, shareholder services plan fees $995, custodian fees $9,231, chief compliance officer fees $2,820 and transfer agency per account fees $200.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2008, amounted to $29,016,297 and $52,830,411, respectively.

At June 30, 2008, accumulated net unrealized appreciation on investments was $30,839,933, consisting of $45,216,632 gross unrealized appreciation and $14,376,699 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

For More Information

The Dreyfus Socially Responsible Growth Fund, Inc.
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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